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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 11

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Steele Recording Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

858200 10 8
(CUSIP Number)

Peter Kristensen, PO Box 711031, Cottonwood Heights, UT 84171
(530) 903-4772
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

• The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746
(3-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.     33765W 10 5

1.            Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

Peter Kristensen

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ________________________________

(b)    ________________________________

3.   SEC Use Only _________________________

4.   Source of Funds (See Instructions)   N/A

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)_____

6.           Citizenship or Place of Organization .  USA

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power 1,500,000 8. Shared Voting Power -0- 9. Sole Dispositive Power 1,500,000 10. Shared Dispositive Power -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person      1,500,000

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Represented by Amount in Row (11)  15.7%

14.           Type of Reporting Person (See Instructions)

IN

Item 1.          Security and Issuer

Common Stock $.001 par value
Steele Recording Corporation
2101 Arrowhead Drive, Suite 101
Carson City, NV 89706

Item 2.          Identity and Background

(a)	Peter Kristensen beneficially owns all of the shares listed

(b)	The address of Mr. Kristensen is PO Box 711031, Cottonwood Heights, UT 84171.

(c)	Mr. Kristensent is the Chief Executive Officer of the Issuer.

(d)	N/A

(e)
Reporting person has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of the Norway.

Item 3.          Source and Amount of Funds or Other Consideration

N/A

Item 4.          Purpose of Transaction

(a)	In conjunction with the Reorganization described below, Mr. Kristensen voluntarily cancelled 8,500,000 shares of the Issuer’s common stock he owned.

(b)	On June 17, 2010 a Reorganization occurred between the Issuer and Steele Resource, Inc. (“SRI”) in which SRI became a wholly-owned subsidiary of the Issuer.

(c)	N/A

(d)
On May 18, 2010 Cody Bulloch resigned from the Issuer’s Board of Directors and Peter Kristensen was appointed to the Issuer’s Board. Effective July 1, 2010 Mack Steele will resign from the Issuer’s Board and Pauline Schneider and David McClelland will be appointed to the Issuer’s Board.

(e)	N/A

(f)	As a result of the Reorganization described above, the Issuer’s primary business has changed to mineral exploration and development.

(g)	None.

(h)	N/A

(i)	N/A

(j)	None

Item 5.          Interest in Securities of the Issuer

(a)	1,500,000 shares, 15.7% on a fully diluted basis

(b)	Mr. Kristensen has sole voting power over the 1,500,000 shares of the Issuer’s common stock he owns.

(c)	On May 18, 2010 Mr. Kristensen acquired 10,000,000 shares of the Issuer’s outstanding common stock from another stockholder.

(d)	None.

(e)	Not Applicable

Item 6            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.           Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 25, 2010

Signature: /s/ Peter Kristensen

Name/Title: Peter Kristensen, CEO of the Issuer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall he typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)